UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-34476

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                                          Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______                                          No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______                                          No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______                                          No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Meeting of the Board of Directors of Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento
2.	Notice to Shareholders

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A. – INSTITUIÇÃO DE PAGAMENTO

Publicly-Held Company with Authorized Capital

Corporate Taxpayers Registry no. 10.440.482/0001-54

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

DATE, TIME, AND PLACE: held on May 27, 2022, at 3p.m., by videoconference, in accordance with the Article 18, §4th of the bylaws of Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento ("Company").

NOTICE AND ATTENDANCE: call notice was waived due to the attendance of all members of the Board of Directors.

MEETING BOARD: Carlos Rey de Vicente – President; Daniela Mussolini Llorca Sanchez – Secretary.

AGENDA: deliberating on: (1) the call notice of the Extraordinary General Meeting to resolve upon the following: (I) the termination of Getnet’s registration as a publicly-held company (“Termination of the Company’s Registration”) with the Brazilian Securities and Exchange Commission ("CVM"), in accordance to the Article 4, §4 of the Law no. 6,404/76, as amended (“Brazilian Corporate Law”), the Resolution CVM no. 80/22, the Resolution CVM nº 85/22, and the Article 6, §1 of the Company’s bylaws; and (II) the termination of Getnet’s registration with the U.S. Securities and Exchange Commission (“SEC”); and (2) the selection of specialized institution to carry out the preparation of the Company’s Appraisal Report, in accordance with the §1 of Article 9 of the Resolution CVM no. 85/22, and to the item XXVI of Article 19 and Chapter IX of the Company’s bylaws.

RESOLUTIONS: After discussions and clarification, the member of the Board of Directors approved, unanimously and without reservations:

(1) Due to the intended tender offer for the acquisition of all the Company’s issued and outstanding shares, as set forth in the Material Fact disclosed on May 19, 2022, the call notice of an Extraordinary General Meeting to resolve upon the following: (I) the Termination of the Company’s Registration; and (II) the termination of the Company’s registration with the SEC; and

(2) The selection of KPMG Auditores Independentes Ltda. to carry out the preparation of the Company’s Appraisal Report in accordance with the §1 of Article 9 of the Resolution CVM no. 85/22, and to the item XXVI of Article 19 and Chapter IX of the Company’s bylaws.

CLOSURE: as there was nothing further to discuss, the President thanked for the attendance of all members, the meeting was closed and these minutes drawn up, read, and sent for electronic signing by all the attendees. Meeting Board: Carlos Rey de Vicente, President; and Daniela M. L. Sanchez, Secretary. Board Members: Carlos Rey de Vicente (Chairman), Ignacio Narvarte Ichazo, Javier San Félix Garcia, João Guilherme de Andrade Só Consiglio, and Marcelo Augusto Dutra Labuto.

I certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

São Paulo, May 27, 2022.

____________________________ Daniela M. L. Sanchez Secretary

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

Publicly-Held Company with Authorized Capital

CNPJ/ME No. 10.440.482/0001-54

CVM Code 2614-0

NOTICE TO THE MARKET

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO (“Getnet” or "Company”), following the Material Fact disclosed on May 19, 2022 (“Material Fact”), pursuant to articles 9 and 22 of the Resolution of the Brazilian Securities and Exchange Commission (“CVM”) No. 85, dated March 31, 2021 (“CVM Resolution 85”), article 4, paragraph 4, of Law No. 6,404, dated 15 December 1976 (“Brazilian Corporate Law”), and according to article 19, item XXVI of the Company's Bylaws, announces to its shareholders and to the market in general that the Company's Board of Directors, in its meeting held on May 27, 2022, approved the selection of KPMG Auditores Independentes Ltda. (“Appraiser”) to prepare the Company's Appraisal Report ("Appraisal Report"), within the scope of the Company’s public delisting tender offer in Brazil (the “Brazilian Offer”) and a public tender offer in the United States of America (the “U.S. Offer” and, together with the Brazilian Offer, the “Offers”).

The Appraisal Report shall be disclosed on the Company's Investor Relations website (https://ri.getnet.com.br/), as well as on the CVM and B3 S.A. - Brasil, Bolsa, Balcão ("B3") websites, upon conclusion.

Commencement of the Brazilian Offer shall be subject to conditions as set forth in the Material Fact, including registration before the CVM within the term stablished by the applicable regulation and the authorization to carry out the special auction during B3 trading hours. The execution of the U.S. Offer shall be subject to conditions as set forth in the Material Fact, including regulatory authorization for the U.S. Offer by the U.S. Securities and Exchange Commission (the “SEC”).

The Company will keep its shareholders and the market informed about any developments in the facts described in this notice to the market, under the terms of the applicable legislation.

São Paulo, May 27, 2022.

Luciano Decourt Ferrari

Investor Relations Vice-President

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander, PagoNxt Merchant Solutions, S.L. (“PagoNxt Merchant Solutions”) and Getnet resulting from and following the implementation of the transaction described herein. These statements are based on management’s current expectations and are inherently subject to risks, uncertainties and changes in circumstance, including the satisfaction of closing conditions for the transaction, including regulatory approval, and the possibility that the transaction will not be completed. None of Banco Santander, S.A. (“Santander”), PagoNxt Merchant Solutions or Getnet undertake any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Important Additional Information And Where To Find It

The tender offer for the outstanding common shares, preferred shares (collectively, the “Shares”), units, each composed of one common share and one preferred share (“Units”) and American depositary shares, each representing two Units (“ADSs”), of Getnet has not been commenced. This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Getnet Shares, Units and ADSs. The solicitation and offer to buy Getnet Shares, Units and ADSs will only be made pursuant to an offer to purchase and related materials. At the time the tender offer is commenced, PagoNxt Merchant Solutions will file a tender offer statement on Schedule TO with the SEC and thereafter, Getnet will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Investors and security holders are urged to read these materials (including an offer to purchase, a related letter of transmittal and certain other tender offer documents) carefully when they become available since they will contain important information, including the terms and conditions of the tender offer. The offer to purchase, solicitation/recommendation statement and related materials will be filed with the SEC, and investors and security holders may obtain a free copy of these materials (when available) and other documents filed by PagoNxt Merchant Solutions and Getnet with the SEC at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain free copies of the solicitation/recommendation statement and other documents filed with the SEC by Getnet at ri.getnet.com.br/en/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2022

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ Luciano Decourt Ferrari
Name: Luciano Decourt Ferrari
Title: Investors Relations Officer

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ André Parize Moraes
Name: André Parize Moraes
Title: Chief Financial Officer